Exhibit (h)(3)

Hamilton lane private SECONDARY fund

DISTRIBUTION AND SERVICE PLAN
for Class R Shares

WHEREAS, Hamilton Lane Private Secondary Fund (the “Fund”) is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has established three separate classes of shares of beneficial interests (the “Shares”) in the Fund known as Class R Shares, Class I Shares and Class Y Shares (each a “Class” and collectively, the “Classes”);

WHEREAS, the board of trustees of the Fund (the “Trustees”) have determined that there is a reasonable likelihood that this Distribution and Service Plan (the “Plan”) will benefit the Fund and the holders of Class R Shares;

WHEREAS, the Plan, together with any related agreements, has been approved by the vote of the majority of both (i) the Trustees and (ii) the Independent Trustees (as defined herein), cast in person at a meeting of the Trustees called for the purpose of voting on this Plan and related agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in compliance with the terms of the exemptive application filed by the Fund’s investment adviser, Hamilton Lane Advisors, L.L.C. (the “Adviser”), with the Securities and Exchange Commission (“SEC”) on February 24, 2020, as amended on April 24, 2020, and approved by the SEC on July 14, 2020.

SECTION 1.  The Fund has adopted this Plan to enable Class R Shares to directly or indirectly bear the respective expenses relating to the distribution of Class R Shares.

SECTION 2.  The Fund will pay the distributor of the Fund and/or any Recipient (as defined below) a distribution fee of up to 0.85% on an annualized basis of the Fund’s net asset value attributable to Class R Shares in connection with the promotion and distribution of Class R Shares and the provision of personal services to holders of Class R Shares, including, but not limited to, advertising, compensation to agents, dealers and selling personnel, the printing and mailing of the prospectus to other than current holders of the Fund, and the printing and mailing of sales literature. The Fund or the distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a “Recipient”) who renders assistance in distributing or promoting the sale of Class R Shares, or who provides certain shareholder services, pursuant to a written agreement. The actual fee to be paid by the Fund to a broker/dealer, financial institution or intermediary will be negotiated based on the extent and quality of services provided. In addition, for the avoidance of doubt, the Fund may pay establishment costs, diligence costs and other platform set up costs to a Recipient in connection with their onboarding process.

SECTION 3.  This Plan shall not take effect as it relates to any new Class of Shares, other than Class R Shares, until it has been approved by a vote of a majority of the outstanding Shares of such Class of the Fund.

SECTION 4.  This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees (as defined below), cast in person at a meeting of the Trustees called for the purpose of voting on this Plan.

SECTION 5.  Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Trustees, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6.  This Plan may be terminated at any time, individually with respect to Class R Shares, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of such Class of the Fund.

SECTION 7.  All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of such Class of the Fund, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 8.  This Plan may be amended, individually with respect to Class R Shares by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on such amendment or by any other means permitted by applicable SEC exemptive relief or guidance; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof, without the approval of a majority of the outstanding Class R Shares of the Fund.

SECTION 9.  While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

SECTION 10.  As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

SECTION 11. The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 5 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

SECTION 12. The provisions of the Plan are severable for any Class covered by this Plan, and actions taken with respect to the Plan in conformity with Rule 12b-1 under the 1940 Act will be taken separately for each such Class.

SECTION 13.  This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

IN WITNESS WHEREOF, the Fund has adopted this Plan as of October 15, 2024, on behalf of the Fund’s Class R Shares.